MTU Aero Engines

RECEIVED
2007 AUG -3 A 5:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

07025680

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 26.07.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated July 12, 2007

b) Notification of securities transactions by a member of the supervisory board, dated July 13, 2007

c) Notification of securities transactions by a member of the management board, dated July 19, 2007

d) Ad hoc notification regarding a change of personnel in the board of management and the supervisory board of the company dated July 24, 2007

e) Interim Report as of June 30, 2007 of MTU Aero Engines Holding AG

PROCESSED
AUG 06 2007
THOMSON FINANCIAL

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

dw 8/3

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

MTU Aero Engines

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

MTU Aero Engines

RECEIVED

2007 AUG -3 A 5: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ad hoc Announcement

MTU Aero Engines Holding AG / Change of Personnel

24.07.2007

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Egon W. Behle (51) will become Munich-based MTU Aero Engines Holding AG's new Chief Executive Officer (CEO), effective the beginning of 2008. The Supervisory Board of the MDAX-listed company nominated him to the position of CEO by unanimous vote on Tuesday, July 24. His term of office will run for three years. Behle, who has a degree in aerospace engineering, comes from ZF Lenksysteme GmbH in Schwäbisch Gmünd, where he has served as CEO since 2002. He succeeds Udo Stark (59), who had announced in March that now that he was turning 60, he opted not to renew his contract with MTU, which expires at year's end.

Also on July 24, Johannes P. Huth, Chairman of MTU Aero Engines Holding AG's Supervisory Board, announced that he will resign from his office at the end of 2007 and leave the company's Supervisory Board. Huth, who is Member of Kohlberg Kravis Roberts & Co. (KKR) in London, wants to focus his full attention on other Supervisory Board positions he holds. KKR had sold the stock it held in the company at the time of MTU's IPO in June 2005 and in a second placement in January 2006. Klaus Eberhardt, CEO of Rheinmetall AG in Düsseldorf, is expected to succeed him in his role as Chairman of MTU's Supervisory Board.

DGAP 24.07.2007

Contact for media representatives:
Eckhard Zanger
Senior Vice President Corporate Communications
and Investor Relations
Tel.: + 49 (0)89 14 89-91 13
Fax: + 49 (0)89 14 89-99777

Contact for investors and analysts:
Inka Koljonen
Dierctor Investor Relations
Tel.: + 49 89 14 89-83 13
Fax: + 49 89 14 89-9 50 62

Alle Presse-Infos und Bilder unter http://www.mtu.de

MTU Aero Engines Holding AG
Corporate Communications
and Investor Relations
Dachauer Straße 665
80995 München • Germany
Tel +49 (0)89 14 89-26 98
Fax +49 (0)89 14 89-87 57
www.mtu.de

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 25. Juli 2007 17:08
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 19.07.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 25.07.2007

ID 2916

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	25.07.2007 17:06
	Reuters	25.07.2007 17:06
vwd:	vwd	25.07.2007 17:06

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

	Dow Jones	25.07.2007 17:06
	dpa-afx	25.07.2007 17:06
	dgap.de	25.07.2007 17:06
	FTD	25.07.2007 17:06

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	25.07.2007 17:06
Belgien	De Tijd	25.07.2007 17:06
Belgien	Belga	25.07.2007 17:06
Bulgarien	Pari	25.07.2007 17:06
Bulgarien	econ.bg	25.07.2007 17:06
Bulgarien	BTA	25.07.2007 17:06
Dänemark	Borsen	25.07.2007 17:06
Dänemark	ErhvervsBladet	25.07.2007 17:06
Estland	Postimees	25.07.2007 17:06
Estland	Eesti Ekspress	25.07.2007 17:06
Estland/Lettland/Litauen	BNS	25.07.2007 17:06
Finnland	Kauppalehti Oy	25.07.2007 17:06
Finnland	Helsingin Sanomat	25.07.2007 17:06
Frankreich	Les Echos	25.07.2007 17:06
Frankreich	boursier.com	25.07.2007 17:06
Frankreich	AFP	25.07.2007 17:06
Griechenland	Express	25.07.2007 17:06
Griechenland	Reporter.gr	25.07.2007 17:06

Griechenland	ANA	25.07.2007 17:06
Großbritannien	The Financial Times	25.07.2007 17:06
Großbritannien	FT.com	25.07.2007 17:06
Großbritannien/Irland	Press Association	25.07.2007 17:06
Irland	Irish Independent	25.07.2007 17:06
Irland	The Irish Times	25.07.2007 17:06
Island	Vidskiptabladid	25.07.2007 17:06
Island	mbl.is	25.07.2007 17:06
Italien	Il Sole 24 Ore	25.07.2007 17:06
Italien	AGI	25.07.2007 17:06
Kroatien	Poslovni dnevnik	25.07.2007 17:06
Kroatien	Banka magazine	25.07.2007 17:06
Kroatien	Hina	25.07.2007 17:06
Lettland	Dienas Bizness	25.07.2007 17:06
Lettland	FinanceNet	25.07.2007 17:06
Liechtenstein	Liechtensteiner Volksblatt	25.07.2007 17:06
Liechtenstein	Radio Liechtenstein	25.07.2007 17:06
Litauen	Verslo Zinios	25.07.2007 17:06
Luxemburg	Luxemburger Wort	25.07.2007 17:06
Luxemburg	wort.lu	25.07.2007 17:06
Malta	Independent	25.07.2007 17:06
Malta	The Times of Malta	25.07.2007 17:06
Niederlande	Financieele Dagblad	25.07.2007 17:06
Niederlande	IEX.nl	25.07.2007 17:06

Niederlande	ANP	25.07.2007 17:06
Norwegen	aftenposten.no	25.07.2007 17:06
Norwegen	Aftenposten	25.07.2007 17:06
Norwegen	NTB	25.07.2007 17:06
Polen	Gazeta Prawna	25.07.2007 17:06
Polen	Parkiet	25.07.2007 17:06
Polen	PAP	25.07.2007 17:06
Portugal	Expresso	25.07.2007 17:06
Portugal	Lusa	25.07.2007 17:06
Portugal	Diario Economico	25.07.2007 17:06
Rumänien	Capital	25.07.2007 17:06
Rumänien	Ziarul financiar	25.07.2007 17:06
Rumänien	Rompres	25.07.2007 17:06
Schweden	Dagens Industri	25.07.2007 17:06
Schweden	e24	25.07.2007 17:06
Schweden	TT	25.07.2007 17:06
Schweiz	AWP	25.07.2007 17:06
Schweiz	Finanz und Wirtschaft	25.07.2007 17:06
Schweiz	finanzinfo.ch	25.07.2007 17:06
Skandinavien / Baltikum	OMX Group	25.07.2007 17:06
Slowakei	Hospodarske noviny	25.07.2007 17:06
Slowakei	oPeniazoch	25.07.2007 17:06
Slowakei	TASR	25.07.2007 17:06
Slowenien	Finance	25.07.2007 17:06

Slowenien	Kapital (not daily)	25.07.2007 17:06
Slowenien	STA	25.07.2007 17:06
Spanien	La Gacetta	25.07.2007 17:06
Spanien	CincoDias	25.07.2007 17:06
Spanien	EFE	25.07.2007 17:06
Tschechische Republik	Hospodarske Noviny	25.07.2007 17:06
Tschechische Republik	hn.ihned.cz	25.07.2007 17:06
Tschechische Republik	CTK	25.07.2007 17:06
Ungarn	MTI	25.07.2007 17:06
Ungarn	magyartokepiac.hu	25.07.2007 17:06
Ungarn	Magyar Tokepiac	25.07.2007 17:06
Zypern	xak.com	25.07.2007 17:06
Zypern	CNA	25.07.2007 17:06
Zypern	Financial Mirror	25.07.2007 17:06
Österreich	WirtschaftsBlatt	25.07.2007 17:06
Österreich	wirtschaftsblatt.at	25.07.2007 17:06
Österreich	APA	25.07.2007 17:06

FISCHER, Christiane

Von: FERINO, Petra
Gesendet: Mittwoch, 18. Juli 2007 17:18
An: HEINLE, Claudia; FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 18. Juli 2007 17:15
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

[x] logo

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namensaktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 13.07.2007
Kurs/Preis: 49,0000
Währung: EUR
Stückzahl: 5000,00
Gesamtvolumen: 245000,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Str aße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 18.07.2007

ID 2862

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 13.07.2007
Price: 49.0000
Currency: EUR< br>No. of items: 5000.00
Total amount traded: 245000.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 18.07.2007

ID 2862

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
—	Bloomberg	18.07.2007 17:12

Reuters	18.07.2007 17:12
vwd	18.07.2007 17:12

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	18.07.2007 17:12
dpa-afx	18.07.2007 17:12
dgap.de	18.07.2007 17:12
FTD	18.07.2007 17:12

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	18.07.2007 17:12
Belgien	De Tijd	18.07.2007 17:12
Belgien	Belga	18.07.2007 17:12
Bulgarien	Pari	18.07.2007 17:12
Bulgarien	econ.bg	18.07.2007 17:12
Bulgarien	BTA	18.07.2007 17:12
Dänemark	Borsen	18.07.2007 17:12
Dänemark	ErhvervsBladet	18.07.2007 17:12
Estland	Postimees	18.07.2007 17:12
Estland	Eesti Ekspress	18.07.2007 17:12
Estland/Lettland/Litauen	BNS	18.07.2007 17:12
Finnland	Kauppalehti Oy	18.07.2007 17:12
Finnland	Helsingin Sanomat	18.07.2007 17:12
Frankreich	Les Echos	18.07.2007 17:12

Frankreich	boursier.com	18.07.2007 17:12
Frankreich	AFP	18.07.2007 17:12
Griechenland	Express	18.07.2007 17:12
Griechenland	Reporter.gr	18.07.2007 17:12
Griechenland	ANA	18.07.2007 17:12
Großbritannien	The Financial Times	18.07.2007 17:12
Großbritannien	FT.com	18.07.2007 17:12
Großbritannien/Irland	Press Association	18.07.2007 17:12
Irland	Irish Independent	18.07.2007 17:12
Irland	The Irish Times	18.07.2007 17:12
Island	Vidskiptabladid	18.07.2007 17:12
Island	mbl.is	18.07.2007 17:12
Italien	Il Sole 24 Ore	18.07.2007 17:12
Italien	AGI	18.07.2007 17:12
Kroatien	Poslovni dnevnik	18.07.2007 17:12
Kroatien	Banka magazine	18.07.2007 17:12
Kroatien	Hina	18.07.2007 17:12
Lettland	Dienas Bizness	18.07.2007 17:12
Lettland	FinanceNet	18.07.2007 17:12
Liechtenstein	Liechtensteiner Volksblatt	18.07.2007 17:12
Liechtenstein	Radio Liechtenstein	18.07.2007 17:12
Litauen	Verslo Zinios	18.07.2007 17:12
Luxemburg	Luxemburger Wort	18.07.2007 17:12
Luxemburg	wort.lu	18.07.2007 17:12

	Malta	Independent	18.07.2007 17:12
	Malta	The Times of Malta	18.07.2007 17:12
	Niederlande	Financieele Dagblad	18.07.2007 17:12
	Niederlande	IEX.nl	18.07.2007 17:12
	Niederlande	ANP	18.07.2007 17:12
	Norwegen	aftenposten.no	18.07.2007 17:12
	Norwegen	Aftenposten	18.07.2007 17:12
	Norwegen	NTB	18.07.2007 17:12
	Polen	Gazeta Prawna	18.07.2007 17:12
	Polen	Parkiet	18.07.2007 17:12
	Polen	PAP	18.07.2007 17:12
	Portugal	Expresso	18.07.2007 17:12
	Portugal	Lusa	18.07.2007 17:12
	Portugal	Diario Economico	18.07.2007 17:12
	Rumänien	Capital	18.07.2007 17:12
	Rumänien	Ziarul financiar	18.07.2007 17:12
	Rumänien	Rompres	18.07.2007 17:12
	Schweden	Dagens Industri	18.07.2007 17:12
	Schweden	e24	18.07.2007 17:12
	Schweiz	AWP	18.07.2007 17:12
	Schweiz	Finanz und Wirtschaft	18.07.2007 17:12
	Schweiz	finanzinfo.ch	18.07.2007 17:12
	Skandinavien / Baltikum	OMX Group	18.07.2007 17:12
	Slowakei	Hospodarske noviny	18.07.2007 17:12

Slowakei	oPeniazoch	18.07.2007 17:12
Slowakei	TASR	18.07.2007 17:12
Slowenien	Finance	18.07.2007 17:12
Slowenien	Kapital (not daily)	18.07.2007 17:12
Slowenien	STA	18.07.2007 17:12
Spanien	La Gacetta	18.07.2007 17:12
Spanien	CincoDias	18.07.2007 17:12
Spanien	EFE	18.07.2007 17:12
Tschechische Republik	Hospodarske Noviny	18.07.2007 17:12
Tschechische Republik	hn.ihned.cz	18.07.2007 17:12
Tschechische Republik	CTK	18.07.2007 17:12
Ungarn	MTI	18.07.2007 17:12
Ungarn	magyartokepiac.hu	18.07.2007 17:12
Ungarn	Magyar Tokepiac	18.07.2007 17:12
Zypern	xak.com	18.07.2007 17:12
Zypern	CNA	18.07.2007 17:12
Zypern	Financial Mirror	18.07.2007 17:12
Österreich	WirtschaftsBlatt	18.07.2007 17:12
Österreich	wirtschaftsblatt.at	18.07.2007 17:12
Österreich	APA	18.07.2007 17:12

RECEIVED
2007 AUG -3 A

Von: FERINO, Petra
Gesendet: Mittwoch, 18. Juli 2007 17:17
An: HEINLE, Claudia; FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 18. Juli 2007 17:08
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 12.07.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 18.07.2007

ID 2878

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	18.07.2007 17:06
	Reuters	18.07.2007 17:06
vwd:	vwd	18.07.2007 17:06

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	18.07.2007 17:06
	dpa-afx	18.07.2007 17:06
	dgap.de	18.07.2007 17:06
	FTD	18.07.2007 17:06

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Mio. €
%
121,8
1.752,7
1.359,5
562,3
102,2
115,7
209,8
114,1

Interim Report as at June 30, 2007

MTU Aero Engines Holding AG, Munich



Table of Contents

Selected Consolidated Financial Information and Key Figures

	2007	2006*)
Key income statement figures in € million		
Revenues	1,260.6	1,170.0
Research and development expenses	33.4	30.2
Earnings before interest and tax (EBIT)	113.7	85.7
Earnings before interest, tax, depreciation and amortization (EBITDA)	181.0	159.8
Earnings before tax (EBT)	74.3	71.7
Income taxes	-29.3	-29.9
Net profit	45.0	41.8
Key income statement figures in € million (adjusted)		
Earnings before interest, tax, depreciation and amortization (EBITDA)	181.0	146.3
Earnings before tax (EBT)	102.3	93.1
Net profit	61.0	55.5
Key balance sheet figures in € million		
Equity	547.5	562.3
Total assets	3,244.6	3,112.2
Fixed assets	1,710.2	1,739.5
Non-current financial liabilities (excluding deferred tax liabilities)	1,188.7	1,184.9
Number of employees at quarter end (market segments)		
Commercial and Military Engine Business	4,650	4,764
Commercial Maintenance Business	2,402	2,155
	7,052	6,919
Key figures in %		
Gross margin	16.2	14.6
EBITDA margin	14.4	13.7
EBIT margin	9.0	7.3
Post-tax return on sales	3.6	3.6
Return on equity	8.1	7.9
Equity ratio	16.9	18.1
Cash flow in € million		
Cash flow from operating activities	120.5	121.3
Cash flow from investing activities	-38.9	-22.7
Free cash flow	81.6	98.6
Share values		
Average weighted number of outstanding shares (number)	53,177,451	54,848,213
Basic (undiluted) earnings per share in €	0.85	0.76
Basic (undiluted) earnings per share in € (adjusted)	1.15	1.01
Diluted earnings per share in €	0.82	0.76
Free cash flow per share in €	1.53	1.80
Equity per share in €	10.30	9.74

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

1 The operating environment

1.1 Business activities and markets

MTU Aero Engines Holding AG ("MTU" or "the company") with its consolidated group of companies ranks among the world's largest manufacturers of aircraft engines. The company is the world's largest independent provider of commercial aero engine maintenance services in terms of revenue.

MTU operates in two principal segments: OEM business - which includes spare parts for commercial and military engines and military MRO - and commercial MRO business.

OEM business (Commercial and Military Engine Business)

MTU works in partnership with the world's leading engine manufacturers - General Electric, Pratt & Whitney and Rolls-Royce - on programs to develop and manufacture commercial engines. It designs and manufactures modules and components and carries out final assembly work. Major engine programs at present include the GP7000 for the Airbus A380 and the V2500 for the Airbus A320 family. The focus of MTU's work on engine modules lies on low-pressure turbines and high-pressure compressors. The company is also active in the industrial gas turbine (IGT) sector, developing and manufacturing stationary gas turbines.

In the military domain, MTU develops and manufactures engine modules, components and spare parts, supervises engine final assembly and provides maintenance services. As lead industrial partner to the German armed forces, the company provides support for virtually every type of aero engine in service with the Bundeswehr. MTU is the German partner in all major European military engine programs, the most important of these being the EJ200 for the Eurofighter and the TP400-D6 for the new A400M military transporter.

MRO business (Commercial Maintenance Business)

All commercial MRO activities are pooled in the MTU Maintenance Group, which repairs and overhauls aero engines and industrial gas turbines. The company is particularly active in the high-growth markets of the V2500, CF6, CFM56, CF34 and PW2000 programs and in the field of industrial gas turbines. Commercial MRO customers include airlines and IGT operators all over the world.

1.2 Review of business

1.2.1 General economic environment

A number of positive signs emerged during the first half of 2007 with regard to the market in which MTU operates: air passenger figures grew steadily, capacity utilization remained at a similar high level to 2006, freight volumes gathered pace again in May and revenue per passenger kilometer (in particular on international routes) enjoyed a robust increase. These developments helped to improve the airlines' underlying earnings strength, allowing them to invest additional amounts in the maintenance of their fleets and in the realignment of capacities to future requirements. That having been said, two factors require close observation at present, the first being the price of fuel, which went up by 15% in the second quarter, the second being the slowing-down of the economy in the USA where the gross domestic product (GDP) went up by only 0.6% in the first quarter.

The rise in air passenger figures continued unabated; according to the IATA, the growth rate for international air traffic during the first five months of the year was 6.5%. A comparison of the three major regions shows slightly higher growth rates for the Asian-Pacific region than for Europe and North America. There are also signs that the airlines will be able to accelerate growth this year in the emerging economies of Asia, the Middle East and Africa. The US domestic market remains relatively weak, growing by only 0.4% during the first five months of the year. The US airlines have nevertheless been able to maintain the previous year's higher ticket price level by realigning capacities and achieving record capacity utilization.

The growth rate for global air freight activities during the first five months of 2007 was 2.8%, and thus failed to match the increase recorded for passenger business. May did, however, see a rise of 5%, largely coming from Asia, a development which could indicate that demand is beginning to pick up. Given the rapid growth rates currently being recorded by the Chinese and Indian economies and massive demand for rapid transportation solutions, the long-term outlook for air freight traffic business also looks positive.

Having dropped back somewhat during the winter period, kerosene prices are now back up to the record levels seen in summer 2006. The kerosene price is generally determined by that of crude oil, which is approximately US dollar 20 cheaper than kerosene. The price of kerosene jumped from US dollar 74 per barrel (WTI-crude oil price: US dollar 58 per barrel) in the first quarter 2007 to US dollar 86 per barrel in the second quarter, a rise of 16%. The overall impact of the price increase on airlines' earnings and on air-traffic demand as a whole will depend ultimately on the extent to which the airlines are able to pass on the additional cost to passengers.

Despite this currently unfavourable trend in fuel prices and the moderate demand in the USA, which probably reflects the weaker US economy in the first half of the year, it is nevertheless anticipated that 2007 will turn out to be a good year in business terms. The main reasons to assume this are the current boom in international air traffic and the fact that the positive economic environment in Asia and Europe has turned out to be more favourable than expected. Airlines operating out of the Asian-Pacific region chalked up good profits during the first quarter, whilst the European and American airlines got off to a much better start in 2007 than expected.

In the light of these developments, the IATA has raised its profit forecast for airlines from US dollar 3.8 billion to US dollar 5.1 billion. In spite of difficult conditions, the signs for the American airlines look good, partly due to that fact that freed-up domestic capacities can now be used for more profitable international routes. It is also worth noting that, following the restructuring of Northwest and the departure from bankruptcy protection on May 31, currently no major American airlines are facing insolvency proceedings. This is the first time since 2002 that this has been the case.

1.2.2 Major events affecting business performance

Earnings for the six-month period ended June 30, 2007 were not influenced by any major exceptional items. Fluctuations in the US dollar exchange rate did not have a negative impact due to the fact that MTU had hedged approximately 75% of the US dollar surplus with the aid of forward foreign exchange contracts.

1.2.3 Significant changes to forecasts and assertions relating to the group's development made in the preceding group management report

There are no significant changes to the forward-looking disclosures and assertions made in the preceding group management report. Reference is therefore made to the disclosures reported in the group management report for the year ended December 31, 2006.

2 Operating results, financial situation and net assets

2.1 Earnings performance for the first half of 2007

Compared with first half of the previous year, **revenues** rose by € 90.6 million (7.7%) to € 1,260.6 million. Of this increase, € 78.4 million (11.4%) related to commercial and military engine business, whilst commercial maintenance business increased by € 15.5 million (3.2%). Revenues generated with commercial engine business during the first half of the year increased by € 59.5 million (12.3%) to € 544.9 million. Revenues for military engine business went up by €18.9 million (9.2%) to € 223.3 million compared with the corresponding period last year.

Cost of sales increased overall by € 58.3 million (5.8%) to € 1,057.0 million. The fact that this increase was less pronounced than that of revenues was attributable to commercial and military engine business. Whereas cost of sales for commercial and military engine programs increased by € 40.6 million to € 627.2 million, and therefore at a lower rate than revenues, cost of sales for commercial MRO business increased by € 26.2 million to € 447.9 million and therefore faster than revenues.

As a result of the less pronounced increase in cost of sales, the **gross profit** improved by € 32.3 million (18.9%) to € 203.6 million.

At € 35.5 million, **research and development expenses** (excluding utilization of the development cost provision in the previous year and capitalization of development costs for the current year) were € 2.8 million (- 7.3%) lower than in the corresponding period last year.

Selling expenses and **general administrative expenses** increased by € 1.2 million and € 1.6 million respectively.

Depreciation and amortization included in cost of sales, research and development expenses, selling and general administrative expenses amounted to € 67.3 million (January-June 2006: € 74.1 million).

Earnings before interest and tax (EBIT) for the first half of 2007 improved by € 28.0 million (32.7%) to € 113.7 million as a result of the increase in gross profit.

After adjustment for the current depreciation and amortization and for the impact of the purchase price allocation (resulting from the acquisition of the company), the adjusted earnings before interest, tax, depreciation and amortization (adjusted EBITDA) was as follows:

Reconciliation of EBIT to EBITDA adjusted

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006*)
EBIT	113.7	85.7
+ Current depreciation/amortization of fixed assets	39.3	39.2
+ PPA depreciation/amortization of fixed assets	28.0	34.9
EBITDA	181.0	159.8
- Utilization of R&D provision		-8.1
- Changes in valuation of program assets		-5.4
EBITDA adjusted	181.0	146.3

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

On February 1, 2007, MTU Aero Engines Finance B.V., Amsterdam, Netherlands, issued a convertible bond totalling € 180.0 million (see Note 19). The present value of the obligation under the bond is being unwound using a market interest rate. The amount relating to the period from February to June 2007 is included as interest expense in the line item "Financial result".

During the first quarter 2007, MTU repaid the High Yield Bond using the cash proceeds from the convertible bond (see Note 19). The early repayment premium of € 19.1 million had a negative impact on earnings for the six-month period.

Analysis of change on financial liabilities during the period from December 31, 2006 to June 30, 2007

	Balance at June 30, 2007 € million	Balance at Dec. 31, 2006 € million	Change € million
High Yield Bond		165.0	-165.0
Convertible bond	163.7		163.7
Liabilities to banks			
Revolving Credit Facility (RCF)	23.0	75.6	-52.6
Other bank credits	30.1	33.4	-3.3
Finance lease liabilities	46.7	48.5	-1.8
Loan from the Province of British Columbia to MTU Maintenance Canada	13.7	12.8	0.9
Other liabilities	3.4	3.5	-0.1
	280.6	338.8	-58.2

The **financial result** for the six-month period ended June 30, 2007 was a net expense of € 38.8 million compared with a net expense of € 13.1 million in the corresponding period last year.

The financial result for the first half of the year was negatively impacted by the payment of an early repayment fee amounting to € 19.1 million incurred on repayment of the High Yield Bond and by fair value losses on foreign currency holdings, interest rate instruments and forward commodity contracts. Despite these additional expenses within the financial result, the **earnings before tax (EBT)** increased slightly by € 2.6 million, compared with the € 28.0 million increase in earnings before interest and tax (EBIT).

Overall, the Group reports a **net profit of** € 45.0 million for the period from January 1 to June 30, 2007, compared with a net profit of € 41.8 million in the corresponding period last year.

Adjusted for the effect of the purchase price allocation, the underlying net income was € 61.0 million. If the early repayment penalty of € 19.1 million incurred to settle the High Yield Bond were also excluded, the net profit would be € 72.4 million (earnings per share: € 1.36).

Earnings performance by segment

OEM business

Earnings performance for the second quarter 2007

Revenues generated by commercial and military engine business in the second quarter 2007 amounted to € 384.4 million, an increase of € 42.9 million (12.6%) compared with the same quarter last year. Commercial engine business second-quarter revenues went up by € 32.4 million (13.5%) to € 271.8 million, whilst military engine business revenues increased by € 10.5 million (10.3%) to € 112.6 million.

The gross profit rose by € 14.1 million (23.9%) to € 73.1 million, helping adjusted EBITDA to improve by € 18.9 million (39.5%) to € 66.8 million. Second quarter earnings before tax (EBT) totalled € 13.5 million, compared with € 21.7 million one year earlier. The pre-tax return on sales was therefore 3.5% (second quarter 2006: 6.4%).

Earnings performance for the first half of 2007

Revenues generated by commercial and military engine business in the first half of 2007 rose by € 78.4 million (11.4%) to € 768.2 million. Within those figures, revenues from commercial engine business rose by € 59.5 million (12.3%) to € 544.9 million.

In the military engine business, revenues for the six-month period went up by € 18.9 million (9.2%) compared with the corresponding period last year and amounted to € 223.3 million.

Compared with the first six months of the previous year, the gross profit improved by € 37.8 million (36.6%) to € 141.0 million.

Adjusted EBITDA improved accordingly by € 34.8 million (38.2%) to € 125.8 million. As a result of exceptional items within the financial result, earnings before tax for the first half of 2007 went up by only € 3.9 million (10.7%) to € 40.2 million compared with the previous year's figure of € 36.3 million.

MRO business

Earnings performance for the second quarter 2007

Second quarter revenues generated by commercial MRO business decreased by € 15.8 million (-6.1%) to € 243.0 million. This development was expected and occurred in conjunction with the introduction of a new SAP software solution for maintenance operations.

As a consequence, the gross profit decreased by € 10.9 million (-31.7%) to € 23.5 million, adjusted EBITDA was down by € 6.2 million (-20.2%) to € 24.5 million and earnings before tax fell by € 5.2 million to € 16.7 million. The pre-tax return on sales was therefore 6.9% compared with 8.5% in the second quarter 2006.

Earnings performance for the first half of 2007

As a result of the restrictions affecting maintenance operations (see above), commercial MRO business revenues for the six-month period saw only moderate growth, increasing by € 15.5 million (3.2%) to € 505.3 million compared with € 489.8 million one year earlier. The gross profit for the six-month period was also negatively affected by the production restrictions and fell by € 10.7 million to € 57.4 million (-15.7%).

This drop in gross profit of € 10.7 million was largely compensated by the lower expense for allowances on receivables and lower development expenditure, with the overall result that the six-month adjusted EBITDA figure went down by € 1.6 million to € 55.0 million and earnings before tax (EBT) fell by € 1.8 million to € 38.5 million compared with the first half of 2006.

2.2 Financial position

The consolidated cash flow statement shows the sources and applications of cash flows for the first six-month periods of 2007 and 2006, classified into cash flows from operating, investing and financing activities.

The cash inflow from **operating activities** in the first half of 2007, at € 120.5 million, was practically unchanged from the corresponding period last year (€ 121.3 million). This reflects the fact that the higher increase in inventories and receivables during the first half of 2007 was compensated by a corresponding increase in liabilities. Overall, Working Capital (WoC) went down by € 7.4 million compared with the six-month period ended June 30, 2006.

Capital expenditure on intangible assets and property, plant equipment (mainly relating to program investments and the increase relating primarily to capitalized development work) in the first half of 2007 was € 8.7 million higher than one year earlier, including disposals, the cash outflow for **investing activities** for the six-month period amounted to € 38.9 million (January-June 2006: € 22.7 million).

As far as **financing activities** were concerned, the main factor was the partial repayment of the short-term RCF overdraft of € 75.6 million taken up at the end of 2006; this amount was reduced by € 52.6 million during the first half of 2007. Financing activities also include the payment of the dividend in April amounting to € 43.6 million (2006: € 40.2 million), so that the total cash outflow from financing activities for the six-month period amounted to € 102.5 million. The equivalent figure for the previous year was € 26.4 million.

After adjustment for the effects of exchange-rate fluctuations, the various cash flows resulted in a decrease in cash and cash equivalents of € 21.4 million (January-June 2006: increase of € 73.0 million). **Free cash flow** (the sum of the cash inflow from operating activities and the cash outflow for investing activities) totalled € 81.6 million for the six-month period (January-June 2006: € 98.6 million).

Change in Cash and Cash Equivalents



140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
-60.0
-80.0
-100.0
-120.0
102.2
120.5
-38.9
-102.5
-0.5
80.8
Cash and cash equivalents as at Jan.1, 2007
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Exchange rate, Change consolidation
Cash and cash equivalents as at June 30, 2007

2.3 Net assets

The balance sheet total increased by € 132.4 million or 4.3% compared with December 31, 2006.

While fixed assets decreased by € 34.0 million - mainly as a result of scheduled amortization and depreciation on intangible assets and property, plant and equipment - current assets increased overall by € 166.4 million. This includes a € 62.0 million increase in inventories and a € 161.6 million increase in receivables (including PoC receivables and trade receivables).

By contrast, current other assets decreased by € 31.5 million, including a € 15.6 million decrease in accounts receivable from related companies. The other main change affecting this line item was the reduction in tax refund claims. As a result of the decrease in the cash flow from financing activities, and the higher cash outflow for investing activities, cash and cash equivalents decreased during the first half of the year by € 21.4 million and stood at € 80.8 million at June 30, 2007.

Group equity decreased from € 562.3 million at December 31, 2006 to € 547.5 million at June 30, 2007. The positive impact of six-month earnings amounting to € 45.0 million and the transfer of the equity component of convertible bond (net of transaction costs and taxes) amounting to € 8.5 million, compares with reductions related to dividend payments for the financial year 2006 amounting to € 43.6 million, the acquisition of treasury shares amounting to € 14.8 million and expenses incurred in conjunction with the Matching Stock Program amounting to € 6.9 million. In addition, within group equity, accumulated other equity decreased by € 3.0 million during the first half of the year from € 12.9 million to € 9.9 million. This was due to a € 2.4 million decrease in the fair values of derivative financial instruments (net of deferred taxes) and negative exchange differences of € 0.6 million.

As a consequence of the reduced level of equity and the increase in the balance sheet total, the equity ratio fell to 16.9% (December 31, 2006: 18.1%).

Pension provisions increased by € 10.8 million in line with schedule.

Sundry other current and non-current provisions decreased slightly by € 5.9 million. This was mainly due to the lower level of personnel-related provisions compared with December 31, 2006. By contrast, tax provisions increased.

Financial liabilities decreased mainly as a result of partial repayment (€ 52.6 million) of the RCF overdraft which had been taken up on a short-term basis at the end of the previous financial year (see Note 19).

Trade payables increased by € 51.0 million to € 367.8 million due to timing factors.

Other liabilities went up by € 144.9 million to € 852.9 million. The main factors here were a € 111.9 million increase in advance payments from customers, a € 24.4 million increase in liabilities to related companies (mainly due to timing factors) and a € 6.1 million increase in taxes payable.

The following table shows the changes in assets and liabilities during the period from December 31, 2006 to June 30, 2007, analyzed by current and non-current items:

Change in Assets, Equity and Liabilities

(Statement of changes between December 31, 2006 and June 30, 2007)	€ million	€ million
Non-current Assets		
Intangible assets	-19.3	
Property, plant and equipment	-9.0	
Financial assets	-1.0	
Other assets	-4.6	
Deferred tax assets	-0.1	-34.0
Current Assets		
Inventories	62.0	
Receivables	161.6	
Other assets	-31.5	
Cash and cash equivalents	-21.4	
Prepayments	-4.3	166.4
Change in Assets		132.4
Equity		-14.8
Non-current Liabilities		
Provisions	8.3	
Financial liabilities	-6.5	
Other liabilities	2.0	
Deferred tax liabilities	4.6	8.4
Current Liabilities		
Provisions	-3.4	
Financial liabilities	-51.7	
Trade payables	51.0	
Other liabilities	142.9	138.8
Change in Equity and Liabilities		132.4

Changes in Assets, Equity and Liabilities


180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
166.4
138.8
Non-current Assets
Equity
8.4
Current Assets
-14.8
Non-current Liabilities
Current Liabilities
-34.0

3 Events after the balance sheet date

Incorporation of MTU Aero Engines Polska Sp. Z o.o.

MTU Aero Engines Polska Spólka z ograniczona odpowiedzialnoscia (in short: MTU Aero Engines Polska Sp. Z o.o.) Rzeszów, Poland was incorporated with effect from July 20, 2007 with a share capital of Zloty 50,000 (PLN). Its shares are 99% owned by MTU Aero Engines GmbH, Munich, and 1% owned by MTU Maintenance Hannover GmbH, Langenhagen. From 2009 onwards, it is planned that at first approximately 100 employees will develop, manufacture and repair engines at the new location. Capital expenditure of up to € 50.0 million is planned for the new location during the coming years.

Business tax reform 2008

Following the adoption by the Bundesrat (Federal Council) on July 6, 2007 of the law relating to Business Tax Reform 2008 (as previously passed by the German Parliament on May 25, 2007), the new legislation comes into force with effect from January 1, 2008. As a result, the previously combined tax rate for corporation tax and municipal trade tax relevant for the group parent company, MTU Aero Engines Holding AG, Munich, will be reduced from 40.4% to approximately 33%.

Merger of MTU Aero Engines Investment GmbH

MTU Aero Engines Investment GmbH, Munich was merged into MTU Aero Engines Holding AG, Munich in accordance with the contract dated June 21, 2007, certified by public notary (deed number G0957/2007). The merger was executed by transferring all of the assets and liabilities of the transferring company to the receiving company pursuant to the provisions contained in the German Company Transformation Act (UmwG), in particular in sections § 1 (1) no. 1, § 2 no. 1, § 3 (1) no. 2, §§ 4 et seq., §§ 46 et seq., and §§ 60 et seq. of that act. The merger took effect for legal and tax purposes effective January 1, 2007. The entry in the commercial register took place as at July 13, 2007. MTU Aero Engines Investment GmbH was therefore still included as a consolidated group company at June 30, 2007. The merger will not have any impact on the consolidated financial statements in the second half of 2007.

4 Opportunity and risk report

The Group continues to believe that the opportunities and risks described in the group management report for the year ended December 31, 2006 remain relevant. Thanks to the good progress made, financial liabilities were reduced in the first half of 2007 to € 280.6 million, primarily by the repayment of a substantial part of the RCF overdraft facility used on a short-term basis at the end of 2006.

In order to meet contractual obligations of € 180.0 million arising in conjunction with the convertible bond issued on February 1, 2007 with an initial conversion rate of € 49.50 per partial bond, the Group will require a further 1.7 million treasury shares in the second half of the year, which will have to be acquired at market price. The acquisition of treasury shares and the resulting financing requirement could entail both market price and interest rate risks.

5 Forecasts and outlook

MTU's prospects for the future remain positive: its commercial engine and MRO businesses are likely to grow at a faster rate than the market sector as a whole over the next few years.

MTU expects its operating activities to continue to progress well during the second half of 2007. MTU has achieved its targets for the first half of the year (as stated in the most recent group management report) and its forecasts for the financial year (as formulated for the first time at the Annual Press Conference in March 13, 2007, and, on the basis of the good progress made to date, continues to forecast revenues of € 2,600 million and has raised the forecasted operating profit (adjusted EBITDA) by € 20 million to € 385 million (previous forecast: € 365 million). The free cash flow for the financial year 2007 is now forecast to be € 120 million (previous forecast: € 70 million).

MTU's forecasts for the second half of the year are based on an average US dollar exchange rate of US dollar 1.35 to € 1. Foreign exchange contracts were in place at June 30, 2007 for the second half of the year, hedging an amount of approximately US dollar 270 million (equivalent to approximately 60% of the net US dollar surplus) at an average rate of approximately US dollar 1.28 to € 1.

Cautionary note regarding forward-looking statements

The above outlook contains forward-looking statements that reflect the current views, expectations and assumptions of MTU Aero Engines Holding AG and are based on the information available to the company at the time of publication. These forward-looking statements should not be construed to express or imply that the stated results, performance or events will in fact take place; they involve known and unknown risks and uncertainties that could cause MTU's future results and performance to differ materially from the expectations and assumptions formulated here. There are numerous factors that could influence MTU's future results and performance in this way, including changes in the general economic environment and the competitive situation, the cyclical nature of the aviation market, and the risks associated with MTU's participation in engine consortia. Other factors that may exert an influence include developments on the financial markets and exchange rate fluctuations, and amendments to national and international laws, insofar as they concern tax regulations and laws relating to the manufacture and use of aero engines. Many of these factors may be more likely to occur, or be more pronounced, as a result of terrorist activities and their consequences. MTU assumes no obligation to update any forward-looking statement formulated in this document.

6 Report on significant transactions with related parties

MTU Group companies did not enter into any contracts with members of the Board of Management, the Supervisory Board or with other key management personnel or with companies in whose management or supervisory boards those persons are represented. The same applies to close members of the families of those persons.

Transactions with related entities are conducted on an arm's length basis.

in € million	(Notes)	Group Jan, 1 to June 30, 2007	Jan, 1 to June 30, 2006*)	Q 2 2007	Q 2 2006*)
Revenues		1,260.6	1,170.0	620.0	595.5
Cost of sales	(6)	-1,057.0	-998.7	-518.0	-502.1
Gross profit		203.6	171.3	102.0	93.4
Research and development expenses	(7)	-33.4	-30.2	-16.4	-19.9
Selling expenses	(8)	-38.4	-37.2	-19.9	-16.6
General administrative expenses	(9)	-21.7	-20.1	-12.0	-10.3
Other operating income and expenses		3.6	1.9	3.3	1.1
Earnings before interest and tax		113.7	85.7	57.0	47.7
Financial result	(10)	-38.8	-13.1	-12.6	-6.0
Share of profit / loss of joint ventures accounted for using the equity method		-0.6	-0.9	0.1	-0.9
Earnings before tax		74.3	71.7	44.5	40.8
Income taxes	(11)	-29.3	-29.9	-17.5	-16.8
Net profit		45.0	41.8	27.0	24.0
Basic (undiluted) earnings per share in €	(12)	0.85	0.76	0.51	0.44
Diluted earnings per share in €	(12)	0.82	0.76	0.49	0.44

*) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

in € million	(Notes)	Group June 30, 2007	Group December 31, 2006
Non-current Assets			
Intangible assets	(13)	1,170.2	1,189.5
Property, plant and equipment	(14)	528.8	537.8
Financial assets		11.2	12.2
Other assets	(16)	7.2	11.8
Deferred tax assets		1.3	1.4
		1,718.7	1,752.7
Current Assets			
Inventories	(15)	591.0	529.0
Receivables	(16)	772.7	611.1
Other assets	(16)	76.5	108.0
Cash and cash equivalents		80.8	102.2
Prepayments		4.9	9.2
		1,525.9	1,359.5
Total Assets		3,244.6	3,112.2

in € million	(Notes)	Group June 30, 2007	Group December 31, 2006
Equity	(17)		
Subscribed capital		55.0	55.0
Capital reserves		457.3	455.7
Revenue reserves		82.8	81.4
Treasury shares		-57.5	-42.7
Accumulated other equity		9.9	12.9
		547.5	562.3
Non-current Liabilities			
Pension provisions		388.0	377.1
Other provisions	(18)	258.4	261.0
Financial liabilities	(19)	243.1	249.6
Other liabilities	(20)	299.2	297.2
Deferred tax liabilities	(21)	311.8	307.2
		1,500.5	1,492.1
Current Liabilities			
Pension provisions		17.7	17.8
Other provisions	(18)	219.9	223.2
Financial liabilities	(19)	37.5	89.2
Trade payables		367.8	316.8
Other liabilities	(20)	553.7	410.8
		1,196.6	1,057.8
Total Equity and Liabilities		3,244.6	3,112.2

in € million	Subscribed capital	Capital reserves*)	Revenue reserves	Treasury shares	Accumulated other equity: Translation differences	Accumulated other equity: Derivative financial instruments	Accumulated other equity: Subtotal	Total
Balance as at January 1, 2006	55.0	454.5	32.5		1.0	-15.0	-14.0	528.0
Financial instruments (forward foreign exchange contracts)						22.8	22.8	22.8
Translation differences					-1.0		-1.0	-1.0
= Income and expense not recognized in the income statement					-1.0	22.8	21.8	21.8
Net profit for the period			41.8					41.8
= Total income and expense for the period			41.8		-1.0	22.8	21.8	63.6
Dividend payment			-40.2					-40.2
Purchase of treasury shares				-18.0				-18.0
Matching Stock Program (MSP)		0.6						0.6
Balance as at June 30, 2006	55.0	455.1	34.1	-18.0		7.8	7.8	534.0
Balance as at January 1, 2007	55.0	455.7	81.4	-42.7	-2.6	15.5	12.9	562.3
Financial instruments (forward foreign exchange contracts)						-2.4	-2.4	-2.4
Translation differences					-0.6		-0.6	-0.6
= Income and expense not recognized in the income statement					-0.6	-2.4	-3.0	-3.0
Net profit for the period			45.0					45.0
= Total income and expense for the period			45.0		-0.6	-2.4	-3.0	42.0
Equity component of convertible bond		10.5						10.5
Transaction cost (after tax)		-2.0						-2.0
Dividend payment			-43.6					-43.6
Purchase of treasury shares				-14.8				-14.8
Matching Stock Program (MSP)		-6.9						-6.9
Balance as at June 30, 2007	55.0	457.3	82.8	-57.5	-3.2	13.1	9.9	547.5

*) Same period last year: The fair value of the equity instruments under the Matching Stock Program has been reclassified to capital reserves (see also Note 4).

in € million	Group Jan.1 to June 30, 2007	Jan. 1 to June 30, 2006**)
Net profit	45.0	41.8
+ Depreciation and amortization	67.3	74.1
+/- Profit/loss of associated companies	0.9	3.1
+/- Profit/loss on disposal of fixed assets	-0.1	-0.1
+/- Change in pension provisions	10.8	10.6
+/- Change in other provisions	-5.9	-9.8
+/- Change in non-cash taxes	0.4	-0.4
+/- Change in Matching Stock Program	-6.7	0.6
+/- Change in inventories	-62.0	-34.9
+/- Change in receivables (excl. derivates)	-125.1	-100.8
+/- Change in liabilities (excl. derivates)	195.9	137.1
Cash flow from operating activities	120.5	121.3
- Investments in intangible assets and property, plant and equipment	-39.3	-30.6
+ Proceeds from fixed asset disposals	0.4	7.9
Cash flow from investing activities	-38.9	-22.7
Free cash flow	81.6	98.6
+/- Change in financial liabilities	-58.2	31.8
- Purchase of treasury shares	-14.8	-18.0
- Dividend payment	-43.6	-40.2
+ Change in capital in connection with convertible bond *)	14.3	
- Expense for MSP shares	-0.2	
Cash flow from financing activities	-102.5	-26.4
+/- Exchange rate movements in equity	-0.6	-1.0
+/- Exchange rate movements in fixed assets	0.1	1.8
	-0.5	0.8
Change in cash and cash equivalents	-21.4	73.0
Cash and cash equivalents as at January 1	102.2	22.0
Cash and cash equivalents as at June 30	80.8	95.0
Change in cash and cash equivalents	-21.4	73.0
Cash and cash equivalents as at June 30	80.8	95.0
- Revolving Credit Facility (see Note 19)	-23.0	-50.3
Net liquidity as at June 30	57.8	44.7

*) net of transaction costs

**) MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, adjusted for 50% proportionate consolidation

Basis of preparation

1 General information

MTU Aero Engines Holding AG and its subsidiary companies (hereafter referred to as "Group" or "Group Companies") comprise one of the world's leading manufacturers of engine modules and components, and the world's leading independent provider of commercial engine MRO services.

The business activities of the Group cover the entire life-cycle of an engine program, i.e. from development, construction, testing and production of new commercial and military engines and spare parts, through to maintenance, repair and overhaul of commercial and military engines. MTU's activities focus on two segments: "Commercial and Military Engine Business (OEM)", and "Commercial Maintenance Business (MRO)".

MTU's commercial engine business covers the development and production of modules, components and spare parts for commercial engine programs, including final assembly. MTU's military engine business focuses on the development and production of modules and components for engines, production of spare parts and final assembly as well as maintenance services for these engines. The commercial maintenance business segment includes activities in the area of maintenance and logistical support for commercial engines.

MTU Aero Engines Holding AG with its headquarters at Dachauer Str. 665, 80995 Munich, Germany, is registered under HRB 157 206 in the Commercial Registry at the District Court of Munich.

2 IFRS financial reporting

The consolidated financial statements of MTU Aero Engines Holding AG as at December 31, 2006, were drawn up in accordance with International Financial Reporting Standards (IFRS), such as these apply in the EU, and the guidelines of the International Accounting Standards Board (IASB), based in London. The interim consolidated financial statements ("Interim Report") of MTU Aero Engines Holding AG as at June 30, 2007, which have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting), have been drawn up using, in all material respects, the same accounting policies as in the 2006 consolidated financial statements. Necessary changes resulting from the application of new or revised Standards or for reasons of greater transparency are explained in Note 4. All Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) which are mandatory at June 30, 2007 have also been applied. The Interim Report also complies with German Accounting Standard No. 6 (GAS 6) - Interim Financial Reporting - issued by the German Accounting Standards Committee e. V. (GASC). The interim consolidated financial statements have neither been audited nor subject to a limited review by the group auditor.

Further information about the Group's accounting principles and policies is contained in the MTU Aero Engines Holding AG consolidated financial statements as at December 31, 2006. The reporting currency for the consolidated financial statements is the Euro. All amounts are disclosed in millions of euros (€ million) unless stated otherwise.

3 New financial reporting rules

The Transparency Directive Implementing Act was enacted on December 15, 2006, transposing into German law the European Directive of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2201/34/EC. The new legislation represents a comprehensive revision of the statutory requirement in Germany to prepare and publish interim financial statements. The rules relating to interim reporting are now largely incorporated into the German Securities Trading Act. The group is affected by the following changes:

- the addition to the six-month Group Interim Report of an interim management report;
- the addition to the six-month Group Interim Report of a responsibility statement by the Company's legal representatives;
- where an interim report has neither been audited in accordance with § 317 HGB nor subject to a limited review by the external auditor, there is now a requirement to disclose this fact in the interim report.

The changes have been applied by the Group from the beginning of 2007.

4 Adjustments to the Group Interim Report

MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, has been consolidated proportionately (at 50%) since the beginning of 2006 (see Note 5).

The fair value of Phantom Stocks, relating to the Matching Stock Program (MSP) and measured using the Black-Scholes method, was reclassified in the previous year from "Accumulated other equity" to "Capital reserves" within the Consolidated Statement of Changes in Equity.

Utilization of the Group's RCF overdraft facility has an impact on liquidity. In order to improve transparency, the Group's liquidity status is now disclosed in the Consolidated Cash Flow Statement (after the line "Change in cash and cash equivalents"). For this purpose, the current account overdraft is netted against cash and cash equivalents.

The Financial Reporting Enforcement Panel (FREP), which has the remit to examine the financial statements of the majority of companies taking up a listing on the Stock Exchange, examined MTU Aero Engines Holding AG's consolidated financial statements for the financial year 2005 pursuant to § 342b (2) sentence 3 no. 3 HGB (random sample examinations). MTU decided to concur with the

result of the examination. The relevant announcement was made on January 19, 2007. The result of the FREP examination included an interpretation of the accounting treatment of the purchase price allocation relating to three commercial engine programs in conjunction with the purchase of the business by KKR in 2004. For the purposes of purchase accounting for the relevant program assets, the FREP is of the opinion that the obligations directly attributable to these programs as at December 31, 2005 are required to be reported on the liabilities side of the balance sheet (contingent liabilities) and hence, separately from assets. The impact of the restatement was included in full in the 2006 consolidated financial statements. Since the examination findings were not made until the beginning of 2007, the comparative figures for the six-month period ended June 30, 2006 have been restated.

5 Consolidated companies

MTU Aero Engines Finance B.V., Amsterdam, Netherlands, was incorporated on January 19, 2007 with share capital of € 18,000. This entity is wholly owned by MTU Aero Engines Holding AG and is included in the consolidated financial statements as at June 30, 2007.

As a consequence of the current and forecast growth (and hence increasing significance for the Group) of MTU Maintenance Zhuhai Co. Ltd., Zhuhai , China, this entity has been consolidated proportionately (at 50%) since January 1, 2006. The corresponding prior year figures have been adjusted for comparison purposes. Regardless of the method applied to consolidate this entity, there is no impact on group earnings per share for the previous year.

In total, seven German and five foreign subsidiaries are included in the consolidated financial statements of MTU Aero Engines Holding AG. Pratt & Whitney Canada Customer Service Centre Europe GmbH, Ludwigsfelde, is consolidated at equity, and MTU Maintenance Zhuhai Co. Ltd., Zhuhai, China, is consolidated proportionately. Three subsidiaries are not consolidated on the grounds of immateriality. MTU München Unterstützungskasse GmbH, Munich is also not consolidated, since that entity's obligations are recognized in the consolidated balance sheet.

Notes to the Consolidated Income Statement

6 Cost of sales

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Cost of materials	-797.2	-781.6	-379.9	-381.9
Personnel expenses	-189.4	-185.5	-99.4	-94.4
Depreciation and amortization	-62.1	-69.3	-30.9	-34.4
Other cost of sales	-8.3	37.7	-7.8	8.6
	-1,057.0	-998.7	-518.0	-502.1

7 Research and development expenses

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Cost of materials	-8.7	-10.4	-5.9	-11.6
Personnel expenses	-24.0	-24.9	-11.3	-11.0
Depreciation and amortization	-2.8	-3.0	-1.3	-1.4
	-35.5	-38.3	-18.5	-24.0
Capitalization of R&D costs	2.1		2.1	
Utilization of R&D provision		8.1		4.1
	-33.4	-30.2	-16.4	-19.9

With regard to the capitalization of development costs, please refer to Note 13.

8 Selling expenses

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Cost of materials	-6.0	-4.8	-3.3	-2.1
Personnel expenses	-22.7	-22.3	-11.7	-11.4
Depreciation and amortization	-1.3	-1.1	-0.7	-0.5
Other selling expenses	-8.4	-9.0	-4.2	-2.6
	-38.4	-37.2	-19.9	-16.6

Selling expenses comprise mainly expenditure for marketing, advertising and sales personnel as well as write-downs on trade receivables.

9 General administrative expenses

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Cost of materials	-3.7	-1.7	-2.5	-0.9
Personnel expenses	-13.8	-13.7	-7.3	-7.2
Depreciation and amortization	-1.1	-0.7	-0.5	-0.3
Other administrative expenses	-3.1	-4.0	-1.7	-1.9
	-21.7	-20.1	-12.0	-10.3

10 Financial result

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Income from associated companies		0.1		0.1
		0.1		0.1
Net interest expense				
Other interest and similar income	3.8	13.0	1.6	12.3
Interest expenses				
Bank interest	-1.7	-14.1	-0.9	-13.4
Loan interest	-2.1	-6.8		-3.4
Convertible bond	-3.4		-2.0	
Penalty for earlier repayment of High Yield Bond*)	-19.1			
Finance leases	-1.3	-1.4	-0.7	-0.7
Non-consolidated companies	-0.2	-0.2	-0.1	-0.1
Other interest expenses	-0.7	-0.7	-0.3	-0.2
	-28.5	-23.2	-4.0	-17.8
	-24.7	-10.2	-2.4	-5.5
Financial result on other items				
Exchange rate gains/losses on currency holdings	-3.2	-1.6	-2.1	-1.5
Exchange rate gains/losses on financing transactions	0.7	0.3	0.4	
Exchange rate gains/losses on finance leases	0.5	1.7	0.3	1.1
Exchange rate gains/losses on interest rate swaps	-0.1	6.1	-0.1	4.6
Expenses/income from forward foreign exchange transactions	0.6			
Gains/losses on forward commodity contracts	-3.0		-4.0	
Interest expense attributable to pension provisions	-9.7	-9.2	-4.9	-4.6
Interest expense attributable to the R&D provision		-0.2		-0.1
Interest expense attributable to other personnel provisions	-0.1	-0.1		-0.1
Other expenses and income	0.2		0.2	
	-14.1	-3.0	-10.2	-0.6
	-38.8	-13.1	-12.6	-6.0

*) see Note 19

11 Income taxes

in € million	Jan. 1 to June 30, 2007	Jan. 1 to June 30, 2006	Q 2 2007	Q 2 2006
Current tax expense	-30.2	-30.3	-24.8	-20.3
Deferred tax expense	0.9	0.4	7.3	3.5
Income taxes reported in the income statement	-29.3	-29.9	-17.5	-16.8

12 Earnings per share

For the purposes of determining "diluted earnings per share", the average number of shares in circulation is added to the maximum number of shares that could be exercised in conjunction with conversion rights issued under the Matching Stock Program on June 6, 2005 and to the maximum number of shares that could be exercised in conjunction with the MTU Aero Engines Finance B.V., Amsterdam, Netherlands, convertible bond issued on February 1, 2007. In parallel, group earnings are increased by the amount of post-tax interest expense relating to the convertible bond.

		Jan. 1 to June 30, 2007				Jan. 1 to June 30, 2007
		Basic (undiluted) earnings per share	Financial instruments Reconciliation			Diluted earnings per share
			Interest expenses convertible bond /Number of shares	Current and deferred taxes	Matching Stock Program/ Number of shares	
Net profit	in € million	45.0	3.4	-1.4		47.0
Average weighted number of outstanding shares	Number	53,177,451	3,636,364		160,557	56,974,372
Earnings per share	in €	0.85				0.82

		Jan. 1 to June 30, 2006				Jan. 1 to June 30, 2006
		Basic (undiluted) earnings per share	Financial instruments Reconciliation			Diluted earnings per share
			Interest expenses convertible bond /Number of shares	Current and deferred taxes	Matching Stock Program/ Number of shares	
Net profit	in € million	41.8				41.8
Average weighted number of outstanding shares	Number	54,848,213			77,024	54,925,237
Earnings per share	in €	0.76				0.76

Notes to the Consolidated Balance Sheet

13 Intangible assets

Intangible assets comprise, as at the end of the previous year, program/product values and program-independent technologies recognized in conjunction with the purchase price allocation, software (mainly technical) and purchased goodwill.

Additions to intangible assets during the first half of 2007 amounted to € 7.1 million (January-June 2006: € 1.8 million) and relate primarily to program-related investments and the capitalization of development costs (€ 2.1 million) in accordance with IAS 38.

The amortization expense for the six-month period was € 26.3 million (January-June 2006: € 27.8 million).

14 Property, plant and equipment

Capital expenditure for property, plant and equipment during the first half of 2007 was € 32.2 million (January-June 2006: € 28.8 million). The depreciation expense for the same period amounted to € 41.0 million (January-June 2006: € 46.3 million).

15 Inventories

in € million	June 30, 2007	Dec. 31, 2006
Raw materials and supplies	279.9	230.2
Work in process	305.1	295.3
Advance payments	6.0	3.5
	591.0	529.0

16 Receivables and other assets

	June 30, 2007			Dec. 31, 2006		
in € million	Current Due within one year	Non-current Due in more than one year	Total	Current Due within one year	Non-current Due in more than one year	Total
Trade receivables	400.6		400.6	345.1		345.1
Accounts receivable attributable to production and maintenance orders (PoC)	372.1		372.1	266.0		266.0
	772.7		772.7	611.1		611.1

in € million	June 30, 2007 Current Due within one year	Non-current Due in more than one year	Total	Dec. 31, 2006 Current Due within one year	Non-current Due in more than one year	Total
Accounts receivable from related companies						
Associated companies	37.6		37.6	51.1		51.1
Joint ventures	1.7		1.7	3.8		3.8
Tax refund claims						
Income taxes	2.3		2.3	12.5		12.5
Other taxes	1.0		1.0	12.0		12.0
Receivables from suppliers	2.0		2.0	4.6		4.6
Receivables from employees	6.8		6.8	1.3		1.3
Fair value of derivatives						
Forward foreign exchange	19.2	3.1	22.3	18.7	7.5	26.2
Interest rate swaps		0.1	0.1		0.2	0.2
Forward commodity contracts	0.1	0.2	0.3			
Other assets	5.8	3.8	9.6	4.0	4.1	8.1
	76.5	7.2	83.7	108.0	11.8	119.8

17 Equity

17.1 Capital reserves

Matching Stock Program

Capital reserves include premiums arising from the issue of shares and the fair values recorded for the Matching Stock Program. Changes in valuations of non-market-related exercise thresholds are considered in the assumptions relating to the expected number of exercisable shares of phantom stock. In the event that there is a change during the vesting period, the fair value of the original equity instruments calculated at the beginning of the program must be adjusted by the amount recognized for the period between the amendment date through to the date on which the amended equity instruments can be exercised for the first time. The exercise threshold for the first tranche of the Matching Stock Program, granted on June 6, 2005, was exceeded at the exercise date on June 6, 2007.

On the basis of the resolution taken by the Supervisory Board and Board of Management on May 23, 2007, the company has applied the option available under the terms of the Matching Stock Program to deduct the amount of dividends paid during the period between the grant date and date of payment of each tranche of phantom stocks from the basis price of the relevant tranche. In addition to the gains and losses arising on the fair value measurement of the equity instruments in accordance with IFRS 2.27, the increase in the fair value of the phantom stocks has been recognized in the income statement (expense of € 2.2 million) in accordance with IFRS 2.B 43(a).

The exercise price for 421,674 exercisable phantom stocks out of the first tranche was € 21.97 and the gross proceeds deducted from capital reserves amounted to € 9.3 million. The average share price at exercise date was € 43.64 per share of phantom stock. In total, 112,612 shares were transferred to employees (see Note 17.3).

Convertible bond

The equity portion of the convertible bond (net of tax) issued on February 1, 2007 is also recognized on this line (see Note 19).

17.2 Revenue reserves

Revenue reserves comprise the post-acquisition and non-distributed earnings of consolidated group companies. Overall, revenue reserves are almost at the same level as at the beginning of the year. The net profit generated in the first half of the year (€ 45.0 million) was largely offset by the dividend payment for the financial year 2006 (€ 43.6 million).

17.3 Treasury shares

Share buy-back

At the Annual General Meeting of MTU Aero Engines Holding AG on May 12, 2006, the shareholders authorized the Board of Management to acquire treasury shares via the stock exchange, up to a maximum of 10% of the Company's share capital in place at the date of the resolution, and to withdraw these shares for circulation without any further resolution by the Annual General Meeting. The

authorization resolved at the Company's Annual General Meeting on May 12, 2006 to acquire treasury shares is valid until November 11, 2007 and was replaced by a new authorization at the Annual General Meeting held on April 27, 2007. The Company is authorized, during the period from April 28, 2007 to October 27, 2008, and pursuant to § 71 (1) no. 8 of the German Stock Corporation Act, to acquire treasury shares up to a maximum of 10% of the Company's share capital at the date of the resolution. The Board of Management can elect to make the acquisition either via the stock exchange or in the form of a public offer made to all shareholders or, where permitted by law, in the form of a request to shareholders to submit a sales offer.

In addition, the Board of Management is authorized, with the approval of the Supervisory Board, to use the bought-back treasury shares to meet the terms of any convertible bonds, bonds with option warrants, profit-share certificates or profit-participation bonds (or a combination of these instruments) which the Company issues or has issued on the basis of the resolution taken at the Annual General Meeting on May 31, 2005. The subscription right of existing shareholders to the bought-back treasury shares is therefore excluded.

In conjunction with the authorization resolved at the Annual General Meetings held on May 12, 2006 and April 27, 2007, MTU Aero Engines Holding AG's Board of Management decided to buy back shares via the stock exchange. By June 30, 2007, a total of 2,007,026 shares (i.e. 3.6% of the Company's share capital) had been acquired at an average price of € 28.69 per share. The total cost of the buy-back (€ 57.5 million) has been recognized directly in equity on the line "Treasury shares".

Transaction costs incurred in conjunction with the buy-back were recognized directly in equity (net of income taxes).

As a result of the share buy-back transactions, the weighted average number of shares in circulation at June 30, 2007 was 53,177,451 shares. At June 30, 2007, a total of 52,992,974 MTU Aero Engines Holding AG shares, each with a par value of € 1, were in issue.

Determination of the average number of shares in issue during the first half of 2007 and the number of outstanding shares at June 30, 2007

	2007			2006		
in number	Balance at beginning of month	Purchased/ Exercised MSP shares 2007	Balance at end of month	Balance at beginning of month	Purchased 2006	Balance at end of month
Purchased/ Balance as at January 1	55,000,000	-1,650,883	53,349,117	55,000,000		55,000,000
January	53,349,117		53,349,117	55,000,000		55,000,000
February	53,349,117	-73,020	53,276,097	55,000,000		55,000,000
March	53,276,097	-101,258	53,174,839	55,000,000		55,000,000
April	53,174,839		53,174,839	55,000,000		55,000,000
May	53,174,839	-78,000	53,096,839	55,000,000	-170,130	54,829,870
June	53,096,839	-216,477	52,880,362	54,829,870	-570,463	54,259,407
June (exercised MSP shares)	52,880,362	112,612	52,992,974			
Purchased/Exercised MSP shares		-2,007,026			-740,593	
Weighted average as at June 30			53,177,451			54,848,213

17.4 Accumulated other equity

Accumulated other equity contains adjustments arising from the foreign currency translation of the financial statements of foreign subsidiaries and fair value gains and losses arising on financial instruments recognized directly in equity.

18 Other provisions

Other provisions comprise primarily personnel-related obligations, pending losses on onerous contracts relating to MRO business, warranties and tax obligations. Contingent liabilities are measured in accordance with IFRS 3.48 (b). As in the past, obligations arising from contingent liabilities are measured on the basis of periods of between nine and fifteen years. Provisions for pending losses on onerous contracts relate to risks concerning the order backlog for commercial and military engine business and commercial maintenance business.

19 Financial liabilities

in € million	Current		Non-current					
	Due within one year		Due in more than one and less than five years		Due in more than five years		Total	Total
	June 30, 2007	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006	June 30, 2007	Dec. 31, 2006
Bonds								
Convertible bond			163.7				163.7	
Interest liability	2.1						2.1	
High Yield Bond						165.0		165.0
Interest liability on High Yield Bond		3.4						3.4
Liabilities to banks								
Revolving Credit Facility	23.0	75.6					23.0	75.6
Other liabilities to banks	8.6	7.6	21.5	25.8			30.1	33.4
Liabilities to related companies								
Other companies	1.3	0.1					1.3	0.1
Other financial liabilities								
Finance lease liabilities	2.5	2.5	23.4	23.3	20.8	22.7	46.7	48.5
Loan from the province of British Columbia to MTU Maintenance Canada			13.7	12.8			13.7	12.8
	37.5	89.2	222.3	61.9	20.8	187.7	280.6	338.8

The currency used to finance the Group is the Euro. This relates mainly to loans, a convertible bond issue and bank overdrafts (Revolving Credit Facility).

The Group has access to overdraft facilities amounting to € 250.0 million, based on agreements that run until March 24, 2010. These include a line of credit for € 130.0 million with a banking consortium. Bilateral credit arrangements (ancillary facilities) have been agreed with three banks for the remaining € 120.0 million. At June 30, 2007, an amount of € 23.0 million (June 30, 2006: € 50.3 million) out of the € 250.0 million facility was being utilized in the form of current account overdrafts. A further € 17.7 million (June 30, 2006: € 26.5 million) was drawn as bank guarantees to the benefit of third parties. The effective take-up of credit under the Revolving Credit Facility is subject to interest charged at a variable rate tied to market interest rates.

On January 23, 2007 and taking effect on February 1, 2007, MTU Aero Engines Finance B.V., Amsterdam, Netherlands, issued a convertible bond with a total volume of € 180.0 million (divided into 1,800 partial bonds). The security has a par value of € 100,000 per bond and a term to maturity of five years. The bonds can be converted into registered non-par value common shares of the company corresponding to a proportionate amount (€1 per share) of the company's total share capital. The bonds are entitled to receive profits from the beginning of the financial year in which they are issued and the subscription rights of existing shareholders are excluded.

At a conversion price of € 49.50, the conversion ratio at issue date was 2,020.20. The coupon rate is fixed at 2.75%, payable annually on February 1. The issuing company is Amsterdam-based MTU Aero Engines Finance B.V., incorporated on January 19, 2007, and wholly owned by MTU Aero Engines Holding AG.

The present value of the future contractually agreed cash flows under the Convertible Bonds Underwriting Agreement dated January 23, 2007 has been discounted with a market interest rate (the rate the Company would have had to pay if it had issued a non-convertible bond). The interest expense that will be recognized over the term of the convertible loan results from unwinding the obligation using the market interest used to determine its present value.

MTU has used the cash inflow generated by the convertible bond to pay back the fixed-interest High Yield Bond of € 165.0 million plus early repayment premium and accumulated interest. The total amount so used was € 189.6 million. The early repayment premium of € 19.1 million and the time-apportioned interest expense for 2007 of € 2.1 million reduced Group earnings for the first half of 2007.

20 Other liabilities

in € million	Current Due within one year June 30, 2007	Current Due within one year Dec. 31, 2006	Non-current Due in more than one and less than five years June 30, 2007	Non-current Due in more than one and less than five years Dec. 31, 2006	Non-current Due in more than five years June 30, 2007	Non-current Due in more than five years Dec. 31, 2006	Total June 30, 2007	Total Dec. 31, 2006
Advance payments from customers	367.8	255.9	281.8	281.8			649.6	537.7
Liabilities to related companies								
Non consolidated subsidiaries	4.0	3.9					4.0	3.9
Joint ventures		0.1						0.1
Other companies	82.1	57.7					82.1	57.7
Taxes payable	22.6	16.5					22.6	16.5
Social security	1.9	2.6					1.9	2.6
Employees	58.2	57.9	5.0	4.5			63.2	62.4
Fair value of forward commodity contracts/ interest rate swaps	2.5		0.9				3.4	
Sundry other liabilities	14.6	16.2	9.0	8.5	2.5	2.4	26.1	27.1
	553.7	410.8	296.7	294.8	2.5	2.4	852.9	708.0

21 Income tax liabilities

in € million	Due in more than one year	Total June 30, 2007
Deferred tax liabilities	311.8	311.8
	311.8	311.8

in € million	Due in more than one year	Total Dec. 31, 2006
Deferred tax liabilities	307.2	307.2
	307.2	307.2

22 Segment information by business segment

The activities of the various segments are described in the consolidated financial statements of MTU Aero Engines Holding AG at December 31, 2006. Segment information for the first half of 2007 is as follows:

in € million	Commercial and Military Engine Business Jan. 1 to June 30, 2007	Commercial and Military Engine Business Q 2 2007	Commercial Maintenance Business Jan. 1 to June 30, 2007	Commercial Maintenance Business Q 2 2007	Consolidation/ reconciliation Jan. 1 to June 30, 2007	Consolidation/ reconciliation Q 2 2007	Group Jan. 1 to June 30, 2007	Group Q 2 2007
Revenues with third parties	759.9	379.5	500.7	240.5			1,260.6	620.0
Commercial	536.6	266.9	500.7	240.5			1,037.3	507.4
Military	223.3	112.6					223.3	112.6
Revenues with other segments	8.3	4.9	4.6	2.5	-12.9	-7.4		
Commercial	8.3	4.9	4.6	2.5	-12.9	-7.4		
Military								
Total revenues	768.2	384.4	505.3	243.0	-12.9	-7.4	1,260.6	620.0
Commercial	544.9	271.8	505.3	243.0	-12.9	-7.4	1,037.3	507.4
Military	223.3	112.6					223.3	112.6
Cost of sales	-627.2	-311.3	-447.9	-219.5	18.1	12.8	-1,057.0	-518.0
Gross profit	141.0	73.1	57.4	23.5	5.2	5.4	203.6	102.0
Earnings before interest and tax (EBIT)	75.2	41.7	38.3	16.2	0.2	-0.9	113.7	57.0
Depreciation and amortization	50.6	25.1	16.7	8.3			67.3	33.4
Earnings before interest, tax, depreciation and amortization (EBITDA)	125.8	66.8	55.0	24.5	0.2	-0.9	181.0	90.4
Earnings before interest, tax, depreciation and amortization adjusted (EBITDA adjusted)	125.8	66.8	55.0	24.5	0.2	-0.9	181.0	90.4
Financial result	-31.8	-26.1	-2.4	-1.7	-4.6	15.2	-38.8	-12.6
Share of profit/loss of joint ventures accounted for using the equity method			-0.6	0.1			-0.6	0.1
Internal allocation	-3.2	-2.1	3.2	2.1				
Earnings before tax (EBT)	40.2	13.5	38.5	16.7	-4.4	14.3	74.3	44.5
Pre-tax return on sales %	5.2	3.5	7.6	6.9			5.9	7.2

in € million	Commercial and Military Engine Business		Commercial Maintenance Business		Consolidation/ reconciliation		Group	
	Jan. 1 to June 30, 2006	Q 2 2006	Jan. 1 to June 30, 2006	Q 2 2006	Jan. 1 to June 30, 2006	Q 2 2006	Jan. 1 to June 30, 2006	Q 2 2006
Revenues with third parties	684.1	338.5	485.9	257.0			1,170.0	595.5
Commercial	479.7	236.4	485.9	257.0			965.6	493.4
Military	204.4	102.1					204.4	102.1
Revenues with other segments	5.7	3.0	3.9	1.8	-9.6	-4.8		
Commercial	5.7	3.0	3.9	1.8	-9.6	-4.8		
Military								
Total revenues	689.8	341.5	489.8	258.8	-9.6	-4.8	1,170.0	595.5
Commercial	485.4	239.4	489.8	258.8	-9.6	-4.8	965.6	493.4
Military	204.4	102.1					204.4	102.1
Cost of sales	-586.6	-282.5	-421.7	-224.4	9.6	4.8	-998.7	-502.1
Gross profit	103.2	59.0	68.1	34.4			171.3	93.4
Earnings before interest and tax (EBIT)	48.2	27.2	38.8	21.6	-1.3	-1.1	85.7	47.7
Depreciation and amortization	56.3	27.5	17.8	9.1			74.1	36.6
Earnings before interest, tax, depreciation and amortization (EBITDA)	104.5	54.7	56.6	30.7	-1.3	-1.1	159.8	84.3
Earnings before interest, tax, depreciation and amortization adjusted (EBITDA adjusted)	91.0	47.9	56.6	30.7	-1.3	-1.1	146.3	77.5
Financial result	-7.3	-3.2	-2.2	-1.1	-3.6	-1.7	-13.1	-6.0
Share of profit/loss of joint ventures accounted for using the equity method			-0.9	-0.9			-0.9	-0.9
Internal allocation	-4.6	-2.3	4.6	2.3				
Earnings before tax (EBT)	36.3	21.7	40.3	21.9	-4.9	-2.8	71.7	40.8
Pre-tax return on sales %	5.3	6.4	8.2	8.5			6.1	6.9

23 Responsibility Statement by the Company's Legal Representatives

To the best of our knowledge, and in accordance with the applicable principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the net assets, financial position and results of operation of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, July 24, 2007

Udo Stark	**Dr. Rainer Martens**	**Bernd Kessler**	**Reiner Winkler**
Chief Executive Officer	Executive Vice President & Chief Operating Officer	President and CEO Commercial Maintenance	Executive Vice President Finance and Human Resources (Chief Financial Officer)

Financial Calendar

Teleconference first quarter 2007/six months earnings	July 25, 2007
2007 conference with analysts and investors	September 21, 2007
Teleconference on third quarter 2007 earnings	October 25, 2007

Contacts

Investor Relations
Telephone +49 (0) 89-1489-8313
Telephone +49 (0) 89-1489-3911
Telefax +49 (0) 89-1489-95062
E-Mail Inka.Koljonen@muc.mtu.de
Claudia.Heinle@muc.mtu.de

MTU Aero Engines Holding AG on the Internet

- *Further information about MTU Aero Engines Holding AG* can be obtained via the Internet at: www.mtu.de
- Investor Relations information is available directly at http://www.mtu.de/de/investorrelations/index.html.
- Information about MTU Aero Engines Holding AG's can be obtained at: www.mtu.de/de/programme/index.html

The German version of the report is prevail.
The English translation is for convenience only.

MTU Aero Engines

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München • Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

END